Exhibit 99.1

VINCI PARTNERS PUBLISHES ITS FIRST ESG REPORT

Rio de Janeiro, May 20, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “the Company”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, aligned with its continuous efforts towards governance’s best practices, announced today the release of its annual Environmental, Social & Governance (“ESG”) report.

This is the first ESG Report written by Vinci Partners, referring to the year 2021. The document was prepared based on Global Reporting Initiative (GRI) standards, in the Essential option, and follows the best practices of transparency, management and information disclosure to the market.

“Among the important actions on this issue, I highlight the establishment of the “ESG Forum – Vinci’s Invested Companies” to bring the agenda to the companies in our portfolio,” said Sonia Consiglio, Director and ESG Committee President for Vinci Partners. “Personally, my acceptance to lead this agenda through the Board and the ESG Committee was very natural, as we share the same value and willingness to make a difference through influencing and interacting with our stakeholders.”

Roberto Leuzinger, partner, CHRO and ESG Head for Vinci Partners, said, “While our business model and practices demonstrate alignment with the ESG agenda in our investment process, the historic return over the years proves that this dedication does not change our commitment to delivering consistent results linked to risk management”.

To access Vinci Partners’ 2021 ESG Report, please visit the ESG section of the Company’s Investor Relations website at: https://ir.vincipartners.com/governance/esg-reports.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240